FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  May 17, 2004

/s/ Bradford Cooke

Bradford Cooke

President

Management Discussion and Analysis

For the Three Months Ended March 31, 2004

Financial Analysis

This Management Discussion and Analysis ("MD&A") for the First Quarterly Report of 2004 should be read in conjunction with the unaudited interim consolidated financial statements for the three month period ended March 31, 2004.  The MD&A is an assessment of the financial affairs and condition of the Company for the most recent quarterly reporting period.  All figures are stated in terms of US dollars.

Since its incorporation, the Company has endeavored to secure mineral properties of merit that in due course could be explored, developed and brought into production to provide the Company with positive cash flows.  To that end, the Company has expended its funds exploring and developing mineral properties each year since incorporation, which have been financed principally from equity capital.  As a result, the Company has incurred losses during each of its fiscal years since incorporation.  Losses are typical of development-stage exploration and mining companies and are expected to continue until positive cash flows are achieved.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies.  The Company is not aware of any seasonality in the business that may have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting smaller resource companies.  The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

Liquidity and Capital Resources

The Company had a cash balance of $1,294,000 and working capital of $1,472,000 as at March 31, 2004, in comparison to December 31, 2003 balances of $1,902,000 and $1,824,000, respectively, thereby reflecting a 32% decrease in cash and a 19% decrease in overall liquidity.  Current assets decreased by 27% to $1,573,000 and current liabilities decreased by 70% to $101,000 as at March 31, 2004 relative to the December 31, 2003 year end.

The Company's principal sources of funds for 2004 are from shares-for-cash payment from our partner on the Bellavista project in Costa Rica and from equity sources.  During the three months ended March 31, 2004, the Company received a pre-production payment of $117,750 from the Bellavista project in Costa Rica, proceeds of $15,000 from the disposition of marketable securities and proceeds of $16,000 from the exercise of stock options.  In April 2004 and May 2004, the Company received further proceeds of CAD$697,650 from the exercise of warrants which were due to expire in those respective months.

During the three months ended March 31, 2004, the Company continued with its next phase of drilling programs for its Benzdorp property where an additional $283,000 was expended.

Results of Operations

The Company incurred a net loss of $378,000 for the three months ended March 31, 2004, representing a 740% increase in the $45,000 net loss for the same period in 2003.  For 2004, the Company incurred expenses related to the granting of stock options and remunerations paid for employees, which reflected the increased corporate activity of the Company in moving the Benzdorp and New Polaris projects forward.  During the March 31, 2004 quarter, expenditures were incurred for the Benzdorp property in Suriname as the Company pursued drilling and trenching and sampling programs during this period.Consolidated Financial Statements of

CANARC  RESOURCE  CORP.

(expressed in thousands of United States dollars)

Three months ended March 31, 2004 and 2003

(Unaudited – Prepared by Management)

CANARC RESOURCE CORP.

Consolidated Balance Sheets
(expressed in thousands of United States dollars)
(Unaudited – Prepared by Management)

	March 31, 2004	December 31, 2003
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,294	$1,902
Marketable securities (Note 3)	188	193
Accounts receivable and prepaids	86	36
Due from related parties (Note 7)	5	31

	1,573	2,162
RESOURCE PROPERTIES (Note 4)	10,788	10,489
EQUIPMENT (Note 5)	230	231

	$12,591	$12,882

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$101	$338

NON-CONTROLLING INTEREST IN SUBSIDIARY	121	121

SHAREHOLDERS' EQUITY
Share capital (Note 6(a))	47,928	47,906
Contributed surplus (Note 6(b))	826	524
Deficit	(36,385)	(36,007)

	12,369	12,423

	$12,591	$12,882

Nature of operations (Note 1)
Commitments and contingencies (Note 4)
Subsequent events (Notes 6(c))

Refer to the accompanying notes to the consolidated financial statements

CANARC RESOURCE CORP.

Consolidated Statements of Operations and Deficit

(expressed in thousands of United States dollars, except per share amounts)

(Unaudited – Prepared by Management)

	Three Months Ended March 31,
	2004	2003

Revenue:
Investment and other income	$16	$116

Expenses:
Stock-based compensation (Note 6(b))	308	14
Recovery of resource properties	(118)	-
Employee remuneration	79	-
Shareholder relations	57	33
General and administrative	57	70
Travel	6	5
Foreign exchange loss	4	-
Amortization	1	21
Write-down of marketable securities	-	11
Property investigations	-	5
Corporate development	-	2

	(394)	(161)

Loss for the period	(378)	(45)

Deficit, beginning of the period	(36,007)	(35,131)

Deficit, end of the period	$(36,385)	$(35,176)

Basic and diluted loss per share	$(0.01)	$-

Weighted average number of shares outstanding	53,088,668	47,529,229

Refer to the accompanying notes to the consolidated financial statements

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)
(Unaudited – Prepared by Management)

	Three Months Ended March 31,
	2004	2003

Cash provided from (used for):

Operations:
Loss for the period	$(378)	$(45)
Items not involving cash:
Amortization	1	2
Stock-based compensation	308	14
Gain on sale of marketable securities	(12)	(112)
Unrealized currency translation gain	2	-
Write-down of marketable securities	-	11

	(79)	(130)
Changes in non-cash working capital items:
Accounts receivable and prepaids	(50)	(36)
Due to/from related parties	26	14
Accounts payable and accrued liabilities	(237)	(4)

	(340)	(156)

Financing:
Issuance of common shares	16	504

Investing:
Proceeds from disposal of marketable securities	15	286
Purchase of marketable securities	-	(291)
Resource properties	(299)	(117)

	(284)	(122)

(Decrease) increase in cash and cash equivalents	(608)	226
Cash and cash equivalents, beginning of period	1,902	215

Cash and cash equivalents, end of period	$1,294	$441

Supplemental disclosure with respect to cash flows (Note 9)

Refer to the accompanying notes to the consolidated financial statements

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Three Months Ended March 31, 2004

(Unaudited – Prepared by Management)

1.

Nature of Operations

The Company is in the mineral exploration business and has not yet determined whether its resource properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for resource properties is dependent upon the existence of economically recoverable reserves in its resource properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company's interest in the underlying properties (Notes 4(d) and 4(e)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $36,385,000 at March 31, 2004.  Furthermore, the Company has working capital of $1,472,000 as at March 31, 2004, which is not sufficient to achieve the Company's planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

These consolidated financial statements are unaudited and have been prepared by management and have not been reviewed by the Company's auditors.

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned except for Sara Kreek Resource Corporation N.V., in which the Company holds an 80% interest, and Minera Aztec Silver Corporation, in which the Company holds a 63% interest.  All significant intercompany transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less.  Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities.

(c)

Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.  Share investments are carried at the lower of cost and quoted market value at the reporting date.  Short-term deposits and other short-term investments are carried at the lower of cost plus accrued interest and quoted market value.

Canarc Resource Corp.                                                                                                                                                                             Page 5

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Three Months Ended March 31, 2004

(Unaudited – Prepared by Management)

2.

Significant Accounting Policies     (continued)

(d)

Resource properties:

All costs related to investments in resource properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

The amounts shown for resource properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)

Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 20% to 30% annually.  Amortization on equipment used directly on exploration projects is not charged against operations until the related property is in production.

(f)

Stock-based compensation plan:

Effective January 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA"), Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("HB 3870").  Under the new standard, stock options and other stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method.

On adoption of HB 3870, the Company elected to use the settlement method of accounting for stock options granted to employees, and to disclose the pro forma effect of accounting for these awards under the fair value method.  Effective January 1, 2003, in connection with amendments to HB 3870, the Company changed the method of application of its stock-based compensation accounting policy so as to measure all stock options granted at fair value and to recognize the compensation expense over the vesting period, with a corresponding credit to contributed surplus.  This change has been applied prospectively for options granted on or after January 31, 2003, as allowed under the transitional provisions of HB 3870.

(g)

Loss per share:

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the period.  The Company uses the treasury stock method for calculating diluted earnings per share.  However, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants would reduce the calculated loss per share.

Canarc Resource Corp.                                                                                                                                                                             Page 6

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Three Months Ended March 31, 2004

(Unaudited – Prepared by Management)

2.

Significant Accounting Policies     (continued)

(h)

Foreign currency translation:

The Company uses the United States dollar as its reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

  Revenue and expense items at the rate of exchange in effect on the transaction date;

  Non-monetary assets and liabilities at historical exchange rates;  and

  Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

(i)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include recoverability of resource properties, amortization periods for equipment and valuation allowances for future income tax assets.  Actual results could differ from those estimates.

(j)

Fair value of financial instruments:

The fair values of the Company's cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity.  The fair value of marketable securities is disclosed in Note 3.  It is not practicable to determine the fair value of amounts due to or from related parties due to their related party nature and the absence of a market for such instruments.

3.

Marketable Securities

March 31, 2004
Investment in share of companies, at cost	$262
Cumulative write-downs	(74)
188
Short-term investments	-
$188

The quoted market value of shares of companies is approximately $1,569,250 at March 31, 2004.  Included in investment in shares of companies are shares of Skinny Technologies Inc. ("Skinny"), a company with certain common directors at the time of receipt of the shares.  At March 31, 2004, these shares had a cost of $67,756, a carrying value of $4,658 and a quoted market value of approximately $6,987.

Also included in investment in shares of companies are shares of Endeavour Gold Corp. ("Endeavour"), a company which has a director and an officer in common with the Company.  At March 31, 2004, these

Canarc Resource Corp.                                                                                                                                                                             Page 7

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Three Months Ended March 31, 2004

(Unaudited – Prepared by Management)

shares had a cost of $157,889, a carrying value of $157,889 and a quoted market value of approximately

1,516,801.

4.

Resource Properties

		2004
	Acquisition	Exploration/
	Costs	Development	Total
British Columbia:
New Polaris (Note 4(a)(i))	$3,609	$300	$3,909
Eskay Creek (Note 4(a)(ii))	188	14	202

Costa Rica:
Bellavista (Note 4(b))	89	-	89

Suriname:
Sara Kreek (Note 4(c)(i))	1,567	1,717	3,284
Benzdorp (Note 4(c)(ii))	181	3,123	3,304

	$5,634	$5,154	$10,788

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  During fiscal 2001, the Company wrote-down the property by $3,187,104 to reflect management's estimate of the property's recoverable value at that time, and continued depressed gold markets contributed to further write-downs of $5,486,286 early in fiscal 2002.  Acquisition costs as at March 31, 2004 include a reclamation bond for CAD$249,000.

(ii)

Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation.  The property is subject to a 2% net smelter return in favour of a related company.

(b)

Bellavista, Costa Rica:

The Company owns an 18.3% carried interest in this property, which is located near San Jose, Costa Rica.  A property agreement giving Wheaton River Minerals Ltd. ("Wheaton") the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.  During 2001, in addition to the cash pre-production payment for 2001, Wheaton made the pre-production payments due for the years ending December 31, 2002 and 2003 by paying cash of $58,875 and issuing 529,000 common shares of Wheaton.

Canarc Resource Corp.                                                                                                                                                                             Page 8

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Three Months Ended March 31, 2004

(Unaudited – Prepared by Management)

4.

Resource Properties     (continued)

(c)

Suriname:

(i)

Sara Kreek:

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession.  The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.  During fiscal 2002, the Company wrote down the property by $1,717,000 to reflect management's estimate of the property's recoverable value.

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company amended its option agreement.  Cash payments prior to commercial production were reduced to $150,000 and exploration expenditures were reduced to $3,000,000 to be incurred prior to April 2006.  At December 31, 2003, the Company had earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest.  In February 2004, the property owner incorporated a company in Suriname to transfer the Benzdorp concessions, on behalf of the Company (40%) and the property owner (60%).

(d)

Expenditure options:

To maintain the Company's interest and to fully exercise the options under various property agreements covering the properties located in British Columbia and Suriname, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

Canarc Resource Corp.                                                                                                                                                                             Page 9

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Three Months Ended March 31, 2004

(Unaudited – Prepared by Management)

	Option/Advance	Expenditure
	Royalty Payments	Commitment	Shares
Benzdorp (Note 4(c)(ii)):
2004	$120	$ -	-
2005	75	1,837	-
2006	75	-	-
On commercial production (i)	450	-	-

Sara Kreek (Note 4(c)(i)):
On commercial production	-	-	200,000

New Polaris (Note 4(a)(i)):
Net profit interest buyout	-	-	150,000

	$720	$1,837	350,000

(i)

Paid on or before 30 days after the commencement of commercial production.

4.

Resource Properties     (continued)

(d)

Expenditure options:     (continued)

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(e)

Resource properties contingencies:

The Company has diligently investigated rights of ownership of all of the resource properties/concessions to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property/concession in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

Canarc Resource Corp.                                                                                                                                                                           Page 10

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Three Months Ended March 31, 2004

(Unaudited – Prepared by Management)

5.

Equipment

		2004
		Accumulated	Net Book
	Cost	Amortization	Value

Mining equipment	$177	$ -	$177
Vehicles	15	-	15
Office furniture and equipment	160	122	38

	$352	$122	$230

6.

Share Capital

(a)

Authorized and issued:

The Company's authorized share capital comprises of 100,000,000 common shares without par value.

The Company's issued share capital is as follows:

	Number of Shares	Amount
Balance at December 31, 2003	53,058,448	$47,906
Issued:
Exercise of options	50,000	22
Balance at March 31, 2004	53,108,448	$47,928

6.

Share Capital     (continued)

(a)

Authorized and issued:     (continued)

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date, except in the case of common shares issued on exercise of stock options and share appreciation rights under the Company's stock option plan, which include the fair value of related options or rights previously allocated to contributed surplus.

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 12,374,095 common shares, of which options for 5,059,000 common shares have been granted as at March 31, 2004.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the

Canarc Resource Corp.                                                                                                                                                                           Page 11

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Three Months Ended March 31, 2004

(Unaudited – Prepared by Management)

                optionee's employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.

At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

The continuity of stock options for the three months ended March 31, 2004 is as follows:

	2004
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)
Outstanding, beginning of period	4,509,000	$0.47
Granted	600,000	$1.00
Exercised	(50,000)	$0.34
Outstanding, end of period	5,059,000	$0.54
Exercise price range (CAD$)	$0.17 - $1.05

At March 31, 2004, all of the options outstanding are exercisable and expire at various dates from March 27, 2005 to June 23, 2010, with a weighted average remaining life of 4.3 years.

During the three months ended March 31, 2004, the Company recognized stock-based compensation of $308,000 based on the fair value of options granted and vested during the period.

6.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.  The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Canarc Resource Corp.                                                                                                                                                                           Page 12

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Three Months Ended March 31, 2004

(Unaudited – Prepared by Management)

2004

Risk-free interest rate	3.26%
Expected dividend yield	0.000000
Expected stock price volatility	0.957500
Expected option life in years	4

(c)

Warrants:

At March 31, 2004, the Company had outstanding warrants to purchase an aggregate 6,438,750 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2003	Issued	Exercised	Expired	March 31, 2004

$0.20	May 17, 2004	3,000,000	-	-	-	3,000,000

$0.21	April 8, 2004	465,000	-	-	-	465,000

$0.50	September 10, 2004	625,000	-	-	-	625,000

$0.63	February 4, 2005	625,000	-	-	-	625,000

$1.25	November 13, 2005	133,750	-	-	-	133,750

$1.10	November 13, 2005	1,540,000	-	-	-	1,540,000

$1.25	December 30, 2005	50,000	-	-	-	50,000

		6,438,750	-	-	-	6,438,750

Each warrant entitles the holder to purchase one common share of the Company.

Warrants for 465,000 common shares and which expire on April 8, 2004 and warrants for 3,000,000 common shares and which expire on May 17, 2004 were exercised in April 2004 and May 2004.

6.

Share Capital     (continued)

(d)

Shares reserved for issuance:

Canarc Resource Corp.                                                                                                                                                                           Page 13

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Three Months Ended March 31, 2004

(Unaudited – Prepared by Management)

Number of Shares

Outstanding, March 31, 2004	53,108,448
Property agreements (Note 4(d))	350,000
Stock options (Note 6(b))	5,059,000
Warrants (Note 6(c))	6,438,750

Fully diluted, March 31, 2004	64,956,198

7.

Related Party Transactions

At March 31, 2004, amounts due from related parties comprise of a balance owed from a company with a certain common director and officer.  The amounts were for reimbursement of costs in the normal course of business.  At March 31, 2004, the Company had a balance due from Endeavour of CAD$6,732.

For the three months ended March 31, 2004, general and administrative costs include salaries of CAD$45,000 to a director.

8.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain resource properties as disclosed in Note 4 and $94,400 of mining equipment and vehicles which are located in Suriname.

9.

Supplemental Disclosure with respect to Cash Flows

2004

Significant non-cash financing and investing activities:

Marketable securities received for resource property	$ -
Settlement of accounts payable with marketable securities	-
Shares issued on exercise of share appreciation rights	-
Shares issued on exercise of stock option	6

Supplemental cash flow information:

Income taxes paid	$ -
Interest paid	-

Canarc Resource Corp.                                                                                                                                                                                Page 14

CORPORATE  INFORMATION

HEAD OFFICE	#800 – 850 West Hastings Street
Vancouver, BC, Canada, V6C 1E1

Telephone: (604) 685-9700
Facsimile: (604) 685-9744

Website: www.canarc.net

DIRECTORS	Bradford Cooke
Chris Theodoropoulos
Derek Bullock
Leonard Harris

OFFICERS	Bradford Cooke ~ President
Stewart Lockwood ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	#401 - 510 Burrard Street
Vancouver, BC, Canada, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, Canada, V7Y 1K3

SOLICITORS	Vector Corporate Finance Lawyers
#1040 – 999 West Hastings Street
Vancouver, BC, Canada, V6C 2W2

SHARES LISTED	Trading Symbols
TSX: CCM
OTC-BB: CRCUF

Canarc Resource Corp.                                                                                                                                                                           Page 15